SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start part 4 of 5

Capital & Assets

C1 - Capital performance
(a)  Capital required to write life new business, internal rate of return and payback period
The Group generates a significant amount of capital each year which supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to set-up costs and capital requirements.
      The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free, consistent with the long-term rate of return assumed in operating earnings.
      The internal rates of return on new business written during the period are set out below:

			2014			2013
	Internal rate of return1%	New business impact on free surplus2 £m	Payback period years1	Internal rate of return1%	New business impact on free surplus2 £m	Payback period years1
United Kingdom	44%	(20)	3	19%	(17)	6
Ireland	5%	35	13	5%	30	13
United Kingdom & Ireland	33%	15	6	17%	13	7
France	12%	144	8	11%	148	9
Poland	23%	30	4	22%	25	4
Italy	13%	52	6	14%	46	6
Spain	16%	30	4	17%	33	4
Other Europe	44%	16	2	32%	20	3
Europe	16%	272	6	15%	272	7
Asia & Other3	20%	63	9	16%	68	10
Total	19.9%	350	6	15.6%	353	7

1 Gross of non-controlling interests
2 Net of non-controlling interests
3 Other includes Aviva Investors. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors in May 2014.

C1 - Capital performance continued
 (b) Analysis of return of equity - IFRS basis

	Operating return1
2014	Before tax £m	After tax £m	Opening shareholders' funds including non-controlling interests £m	Return on equity %
United Kingdom & Ireland Life	1,039	915	5,832	15.7%
United Kingdom & Ireland General Insurance and Health2	468	371	4,146	8.9%
Europe	965	654	5,598	11.7%
Canada	189	139	925	15.0%
Asia	85	71	709	10.0%
Fund management	86	58	237	24.5%
Corporate and Other Business3	(349)	(353)	(1,305)	n/a
Return on total capital employed	2,483	1,855	16,142	11.5%
Subordinated debt	(289)	(227)	(4,370)	5.2%
Senior debt	(21)	(16)	(755)	2.1%
Return on total equity	2,173	1,612	11,017	14.6%
Less: Non-controlling interests		(143)	(1,471)	9.7%
Direct capital instruments and fixed rate tier 1 notes		(69)	(1,382)	5.0%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,383	7,964	17.4%

1    The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles, exceptional items and investment variances.

2    The operating return for United Kingdom & Ireland general insurance and health is presented net of £31 million of investment return, which is allocated to Corporate and Other Business. The £31 million represents the return on capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

3    The 'Corporate' and 'Other Business' loss before tax of £349 million comprises corporate costs of £132 million, interest on internal lending arrangements of £186 million, other business operating loss (net of investment return) of
      £64 million, partly offset by finance income on the main UK pension scheme of £33 million.

	Operating return1
2013	Before tax £m	After tax £m	Opening shareholders' funds including non-controlling interests £m	Return on equity %
United Kingdom & Ireland Life	952	904	5,646	16.0%
United Kingdom & Ireland General Insurance and Health2	410	319	4,008	8.0%
Europe	963	636	5,860	10.9%
Canada	246	180	1,039	17.4%
Asia	97	84	825	10.1%
Fund management	93	72	225	32.1%
Corporate and Other Business3	(384)	(428)	(1,471)	n/a
Return on total capital employed (excluding United States)	2,377	1,767	16,132	11.0%
United States	290	207	367	56.5%
Return on total capital employed (including United States)	2,667	1,974	16,499	12.0%
Subordinated debt	(305)	(234)	(4,337)	5.4%
Senior debt	(23)	(18)	(802)	2.2%
Return on total equity	2,339	1,722	11,360	15.2%
Less:Non-controlling interests		(174)	(1,574)	11.1%
Direct capital instruments and fixed rate tier 1 notes		(70)	(1,382)	5.1%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,461	8,204	17.8%
Return on equity shareholders' funds (excluding United States operating return)		1,254	8,204	15.3%

1    The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles, exceptional items and investment variances.

2    The operating return for United Kingdom & Ireland general insurance and health is presented net of £79 million of investment return, which is allocated to Corporate and Other Business. The £79 million represents the return on capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

3    The 'Corporate' and 'Other Business' loss before tax of £384 million comprises corporate costs of £150 million, interest on internal lending arrangements of £231 million, other business operating loss (net of investment return) of £60 million, partly offset by finance income on the main UK pension scheme of £57 million.

C1 - Capital performance continued
(c)  Group capital structure
The table below shows how our capital, on both an IFRS and MCEV basis, is deployed by market and how that capital is funded.
			2014			2013
			Capital employed			Capital employed
	IFRS basis £m	Internally generated AVIF £m	MCEV4 basis £m	IFRS basis £m	Internally generated AVIF £m	MCEV4 basis £m
Life business
United Kingdom	5,135	2,582	7,717	5,237	2,742	7,979
Ireland	533	99	632	595	81	676
United Kingdom & Ireland	5,668	2,681	8,349	5,832	2,823	8,655
France	2,234	1,393	3,627	2,366	1,677	4,043
Poland	318	1,059	1,377	380	1,075	1,455
Italy	929	351	1,280	1,108	471	1,579
Spain	557	210	767	769	232	1,001
Other Europe	82	77	159	93	84	177
Europe	4,120	3,090	7,210	4,716	3,539	8,255
Asia	791	358	1,149	676	270	946
	10,579	6,129	16,708	11,224	6,632	17,856
General insurance & health
United Kingdom	3,775	(115)	3,660	3,725	(184)	3,541
Ireland	370	-	370	421	-	421
United Kingdom & Ireland	4,145	(115)	4,030	4,146	(184)	3,962
France	556	-	556	570	-	570
Italy	276	-	276	269	-	269
Other Europe	32	-	32	43	-	43
Europe	864	-	864	882	-	882
Canada	969	-	969	925	-	925
Asia	29	-	29	33	(2)	31
	6,007	(115)	5,892	5,986	(186)	5,800
Fund Management	298	(31)	267	237	(37)	200
Corporate & Other Business1	702	137	839	(1,305)	2	(1,303)
Total capital employed	17,586	6,120	23,706	16,142	6,411	22,553
Financed by
Equity shareholders' funds	10,018	5,529	15,547	7,964	5,679	13,643
Non-controlling interests	1,166	591	1,757	1,471	732	2,203
Direct capital instruments & fixed rate tier 1 notes	892	-	892	1,382	-	1,382
Preference shares	200	-	200	200	-	200
Subordinated debt	4,594	-	4,594	4,370	-	4,370
Senior debt	716	-	716	755	-	755
Total capital employed	17,586	6,120	23,706	16,142	6,411	22,553
Less: Goodwill	(1,327)		(1,228)	(1,510)		(1,405)
Total tangible capital employed2	16,259		22,478	14,632		21,148
Total debt3	6,652		6,652	6,957		6,957
Tangible debt leverage	41%		30%	48%		33%

1    'Corporate' and 'other Business' includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL). Internal capital management in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.

2                    The definition of tangible capital employed has been adjusted in 2014 to deduct only goodwill from "tangible capital". Goodwill includes £1,302 million (FY13: £1,480 million including £4 million within assets held for sale) of goodwill in subsidiaries and £25 million (FY13: £30 million) of goodwill in joint ventures. AVIF and other intangibles are maintained within the capital base. As at FY14, AVIF and other intangibles comprise £1,028 million
      (FY13: £1,068 million) of intangibles in subsidiaries and £62 million (FY13: £30 million) of intangibles in joint ventures, net of deferred tax liabilities of £(180) million (FY13: £(189) million) and the non-controlling interest share of intangibles of £(198) million (FY13: £(215) million). Under MCEV, Goodwill has been further impaired by £99 million (FY13: £105 million) which has been reflected in the additional value of in-force long-term business in the
      MCEV balance sheet.

3    Total debt comprises direct capital instruments and fixed rate tier 1 notes, Aviva Plc preference share capital and core structural borrowings.  In addition preference share capital of GA plc of £250 million within non-controlling interests has been included.

4    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operation at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings. At FY14 the Group had £17.6 billion (FY13: £16.1 billion) of total capital employed in our trading operations measured on an IFRS basis and £23.7 billion (FY13: £22.6 billion) of total capital employed on an MCEV basis.
      In April 2014 the Group redeemed £200 million and €50 million of Lower Tier 2 subordinated debt at their first call dates. In July 2014 the Group issued €700 million of Lower Tier 2 subordinated debt callable in 2024. This was used to repay a €700 million direct capital instrument at its first call date, in November 2014.  On a net basis, these transactions did not impact on Group IGD solvency and Economic Capital measures. Tangible debt leverage, the ratio of external senior and subordinated debt to tangible capital employed, is 41% (FY13: 48%) under IFRS basis, and 30% under MCEV basis (FY13: 33%).
      At FY14 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £7,511 million (FY13: £7,573 million).

C1 - Capital performance continued
(d)  Equity sensitivity analysis
The sensitivity of the group's total equity, for continuing operations, on an IFRS basis and MCEV basis at 31 December 2014 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2013 £bn	IFRS basis	31 December 2014 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
11.2	Long-term savings	10.6	-	(0.4)	(0.2)
4.9	General insurance and other	7.0	-	(0.5)	0.5
(5.1)	Borrowings	(5.3)	-	-	-
11.0	Total equity	12.3	-	(0.9)	0.3

			Equities down 10%
Restated1 31 December 2013 £bn	MCEV basis	31 December 2014 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
17.9	Long-term savings	16.7	(0.1)	(0.3)	(0.4)	(1.1)
4.7	General insurance and other	7.0	-	-	(0.5)	0.5
(5.1)	Borrowings	(5.3)	-	-	-	-
17.5	Total equity	18.4	(0.1)	(0.3)	(0.9)	(0.6)

1    The comparative periods have been restated as set out in note F1 - Basis of preparation for further details.

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability in the main UK pension scheme by £1.8 billion (before any associated tax impact).
      The 0.5% increased credit spread sensitivities for IFRS and MCEV do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The IFRS and MCEV sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

C2 - Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Prudential Regulatory Authority (PRA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our businesses in Canada a risk charge on assets and liabilities approach is used.
      Based on individual guidance from the PRA we recognise surpluses of the non-profit funds of our UK life and pensions businesses which are available for transfer to shareholders. These have decreased to £nil as at 31 December 2014 (FY13: £0.1 billion).

C2 - Regulatory capital continued
(a)  Regulatory capital - Group: European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	31 December 2014 £bn	31 December 2013 £bn
Insurance Groups Directive (IGD) capital resources	6.0	8.4	14.4	14.4
Less: capital resources requirement	(6.0)	(5.2)	(11.2)	(10.8)
Insurance Group Directive (IGD) excess solvency	-	3.2	3.2	3.6
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.4 billion since FY13 to £3.2 billion. This total includes an adverse impact of £0.4 billion from recognising the proposed final dividend for 2014 that was announced on 2 December 2014 as part of the announcement of the Group's offer to acquire Friends Life Group Limited. The dividend is subject to approval by shareholders at the AGM, but is considered foreseeable and is therefore deducted from the 31 December 2014 IGD surplus. In contrast, the 2013 final dividend of £0.3 billion was not foreseeable as at 31 December 2013, and was not deducted from the 2013 year-end IGD surplus.

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2013	3.6
Operating profits net of other income and expenses	1.2
Dividends and appropriations	(0.6)
Market movements including foreign exchange1	0.2
Hybrid debt redemption	(0.2)
Internal reinsurance	(0.3)
Pension scheme funding	(0.2)
Acquisitions and disposals	0.2
Increase in capital resources requirement	(0.3)
Estimated IGD solvency surplus at 31 December 2014 (excluding foreseeable dividend)	3.6
Foreseeable dividend	(0.4)
Estimated IGD solvency surplus at 31 December 2014	3.2

1    Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments. In the period market movements also include positive variances in the UK due to the recent revaluation of the equity release business, offset by the higher cost of replacing mortgages after a fall in the risk free interest rate.

(b)  Reconciliation of Group IGD capital resources to FRS capital
The reconciliation below provides analysis of differences between our capital resources and the amounts included in the capital statement made in accordance with FRS 27 and disclosed within our consolidated accounts. The Group Capital Adequacy report is prepared in accordance with the PRA valuation rules and brings in capital in respect of UK life funds valued in accordance with PRA regulatory rules excluding surpluses in with-profit funds. The FRS 27 disclosure brings in the realistic value of UK life capital resources. As the two bases can differ greatly, the reconciliation below is presented by removing the restricted regulatory assets and then replacing them with the unrestricted realistic assets.

2014 £bn
Total capital and reserves (IFRS basis)	12.3
Plus: Other qualifying capital	4.6
Plus: UK unallocated divisible surplus	1.7
Less: Goodwill, acquired AVIF and intangible assets1	(2.4)
Less: Adjustments onto a regulatory basis	(1.8)
Group Capital Resources on regulatory basis	14.4
The Group Capital Resources can be analysed as follows:
Core Tier 1 Capital	9.2
Innovative Tier 1 Capital	0.9
Total Tier 1 Capital	10.1
Upper Tier 2 Capital	1.6
Lower Tier 2 Capital	3.4
Group Capital Resources Deductions	(0.7)
Group Capital Resources on regulatory basis (Tier 1 & Tier 2 Capital)	14.4
Less: UK life restricted regulatory assets	(6.5)
Add: UK life unrestricted realistic assets	6.6
Add: Overseas UDS2 and Shareholders' share of accrued bonus	7.7
Total FRS 27 capital	22.2

1 Includes goodwill and other intangibles of £87 million in joint ventures and associates.
2 Unallocated divisible surplus for overseas life operations is included gross of minority interest.

C2 - Regulatory capital continued
(c)  Regulatory capital - UK life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate.  The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises.  Realistic balance sheet information is shown below for the three main UK with-profit funds; New With-Profit Sub-Fund (NWPSF), Old With-Profit Sub-Fund (OWPSF) and With-Profit Sub-Fund (WPSF).  These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the Group's IFRS balance sheet at 31 December 2014 and 31 December 2013.

						31 December 2014	31 December 2013
	Estimated realistic assets £bn	Estimated realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Capital support arrangement3 £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	14.8	(14.8)	-	2.1	(0.2)	1.9	0.9
OWPSF	2.8	(2.5)	0.3	-	(0.1)	0.2	0.3
WPSF4	17.1	(15.5)	1.6	-	(0.3)	1.3	1.2
Aggregate	34.7	(32.8)	1.9	2.1	(0.6)	3.4	2.4

1    These realistic liabilities include the shareholders' share of accrued bonuses of £(0.2) billion (FY13: £0.1 billion).  Realistic liabilities adjusted to eliminate the shareholders' share of accrued bonuses are £33.0 billion (FY13: £33.4 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis.  The value of the provision included within realistic liabilities is £1.4 billion, £0.3 billion and £3.0 billion for NWPSF, OWPSF and WPSF respectively (FY13: £1.4 billion, £0.2 billion and £2.5 billion for NWPSF, OWPSF and WPSF respectively).

2 Estimated realistic inherited estate at FY13 was £nil, £0.4 billion and £1.5 billion for NWPSF, OWPSF and WPSF respectively.
3    The support arrangement represents the reattributed estate (RIEESA) of £2.1 billion at 31 December 2014 (FY13: £1.1 billion). The increase arises mainly from the transfer of non-profit business from RIEESA to NWPSF and recognition of the value of this business in RIEESA.

4 The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.

(d)  Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	31 December 2014%	31 December 2013%
Equity	24%	29%
Property	10%	12%
Fixed interest	59%	49%
Other	7%	10%

The equity backing ratios, including property, supporting with-profit asset shares are 66% in NWPSF and OWPSF, and 66% in WPSF.

C3 - IFRS Sensitivity analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in section F (note F20) of this report.

(a)  Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under the MCEV methodology.

(b)  General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years.
In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

C3 - IFRS Sensitivity analysis continued
(c)  Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health and fund management business and other operations are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit Spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

(d)  Long-term businesses

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(75)	45	(60)	20	(20)	-	-	-
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(115)	80	(65)	20	(20)	-	-	-
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(35)	55	(25)	40	(45)	-	-	-
Total	(255)	220	(510)	35	(65)	(135)	(65)	(490)

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(75)	100	(35)	45	(45)	-	-	-
Total	(295)	265	(520)	40	(65)	(135)	(65)	(490)

Changes in sensitivities between 2014 and 2013 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

C3 - IFRS Sensitivity analysis continued
(e)  General insurance and health businesses

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)

Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)

Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(110)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(110)	(285)

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(25)	(285)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

(f)  Fund management and other operations businesses

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest Rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

C3 - IFRS Sensitivity analysis continued
(g)  Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally,  the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change  in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholders' equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Analysis of assets

D1 - Total assets
As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments. In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away any residual mis-match risk that is outside of the Group's risk appetite.

2014	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	2,330	2,330	-	2,330
Interests in joint ventures and associates	100	1,020	424	1,544	-	1,544
Property and equipment	-	128	229	357	-	357
Investment property	4,019	4,610	296	8,925	-	8,925
Loans	302	4,288	20,670	25,260	-	25,260
Financial investments
Debt securities	13,628	82,230	35,803	131,661	-	131,661
Equity securities	26,324	8,813	482	35,619	-	35,619
Other investments	27,181	6,145	2,032	35,358	-	35,358
Reinsurance assets	2,536	1,618	3,804	7,958	-	7,958
Deferred tax assets	-	-	76	76	-	76
Current tax assets	-	-	27	27	-	27
Receivables and other financial assets	240	1,236	4,457	5,933	-	5,933
Deferred acquisition costs and other assets	60	499	4,532	5,091	-	5,091
Prepayments and accrued income	177	1,046	1,243	2,466	-	2,466
Cash and cash equivalents	3,514	12,941	6,659	23,114	(9)	23,105
Assets of operations classified as held for sale	-	-	-	-	9	9
Total	78,081	124,574	83,064	285,719	-	285,719
Total %	27.3%	43.6%	29.1%	100.0%	-	100.0%
FY13 Restated	76,639	125,990	78,998	281,627	-	281,627
FY13 Total % Restated	27.2%	44.7%	28.1%	100.0%	-	100.0%

As at 31 December 2014, 29.1% of Aviva's total asset base was shareholder assets, 43.6% participating fund assets where Aviva shareholders have partial exposure, and 27.3% policyholder assets where Aviva shareholders have no exposure. Of the total assets (excluding assets held for sale), investment property, loans and financial investments comprise £236.8 billion, compared to £227.4 billion at 31 December 2013.
The statement of financial position as at 31 December 2013 has been restated following the adoption of amendments to IAS 32 'Financial Instruments: Presentation'. Refer to note B2 for further information.

D2 - Total assets - Valuation bases/fair value hierarchy

Total assets - 2014	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	2,330	-	2,330
Interests in joint ventures and associates	-	-	1,544	1,544
Property and equipment	316	41	-	357
Investment property	8,925	-	-	8,925
Loans	20,895	4,365	-	25,260
Financial investments
Debt securities	131,661	-	-	131,661
Equity securities	35,619	-	-	35,619
Other investments	35,358	-	-	35,358
Reinsurance assets	2,533	5,425	-	7,958
Deferred tax assets	-	-	76	76
Current tax assets	-	-	27	27
Receivables and other financial assets	-	5,933	-	5,933
Deferred acquisition costs and other assets	-	5,091	-	5,091
Prepayments and accrued income	-	2,466	-	2,466
Cash and cash equivalents	23,114	-	-	23,114
Total	258,421	25,651	1,647	285,719
Total %	90.4%	9.0%	0.6%	100.0%
Assets of operations classified as held for sale	9	-	-	9
Total (excluding assets held for sale)	258,412	25,651	1,647	285,710
Total % (excluding assets held for sale)	90.4%	9.0%	0.6%	100.0%
FY13 Total Restated	253,970	25,823	1,834	281,627
FY13 Total % Restated	90.2%	9.2%	0.6%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Policyholder assets 2014	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	100	100
Property and equipment	-	-	-	-
Investment property	4,019	-	-	4,019
Loans	-	302	-	302
Financial investments
Debt securities	13,628	-	-	13,628
Equity securities	26,324	-	-	26,324
Other investments	27,181	-	-	27,181
Reinsurance assets	2,530	6	-	2,536
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	240	-	240
Deferred acquisition costs and other assets	-	60	-	60
Prepayments and accrued income	-	177	-	177
Cash and cash equivalents	3,514	-	-	3,514
Total	77,196	785	100	78,081
Total %	98.9%	1.0%	0.1%	100.0%
FY13 Total Restated	75,588	832	219	76,639
FY13 Total % Restated	98.6%	1.1%	0.3%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Participating fund assets 2014	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	1,020	1,020
Property and equipment	126	2	-	128
Investment property	4,610	-	-	4,610
Loans	455	3,833	-	4,288
Financial investments
Debt securities	82,230	-	-	82,230
Equity securities	8,813	-	-	8,813
Other investments	6,145	-	-	6,145
Reinsurance assets	-	1,618	-	1,618
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	1,236	-	1,236
Deferred acquisition costs and other assets	-	499	-	499
Prepayments and accrued income	-	1,046	-	1,046
Cash and cash equivalents	12,941	-	-	12,941
Total	115,320	8,234	1,020	124,574
Total %	92.6%	6.6%	0.8%	100.0%
FY13 Total Restated	116,176	8,914	900	125,990
FY13 Total % Restated	92.2%	7.1%	0.7%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Shareholders assets 2014	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	2,330	-	2,330
Interests in joint ventures and associates	-	-	424	424
Property and equipment	190	39	-	229
Investment property	296	-	-	296
Loans	20,440	230	-	20,670
Financial investments
Debt securities	35,803	-	-	35,803
Equity securities	482	-	-	482
Other investments	2,032	-	-	2,032
Reinsurance assets	3	3,801	-	3,804
Deferred tax assets	-	-	76	76
Current tax assets	-	-	27	27
Receivables and other financial assets	-	4,457	-	4,457
Deferred acquisition costs and other assets	-	4,532	-	4,532
Prepayments and accrued income	-	1,243	-	1,243
Cash and cash equivalents	6,659	-	-	6,659
Total	65,905	16,632	527	83,064
Total %	79.4%	20.0%	0.6%	100.0%
Assets of operations classified as held for sale	9	-	-	9
Total (excluding assets held for sale)	65,896	16,632	527	83,055
Total % (excluding assets held for sale)	79.3%	20.1%	0.6%	100.0%
FY13 Total Restated	62,206	16,077	715	78,998
FY13 Total % Restated	78.7%	20.4%	0.9%	100.0%

1        Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' described as follows, based on the lowest level input that is significant to the valuation as a whole:
• Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.
•   Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

•   Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such unobservable inputs reflect the assumption the business unit considers that market participants would use in pricing the asset. Examples are investment property, certain private equity investment and private placements.

D2 - Total assets - Valuation bases/fair value hierarchy continued

	Fair value hierarchy
Investment property and financial assets - total 2014	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet Total £m
Investment property	-	-	8,925	8,925	-	-	8,925
Loans	-	3,895	17,000	20,895	4,365	-	25,260
Debt securities	75,078	45,274	11,309	131,661	-	-	131,661
Equity securities	35,460	-	159	35,619	-	-	35,619
Other investments (including derivatives)	25,139	7,153	3,066	35,358	-	-	35,358
Total	135,677	56,322	40,459	232,458	4,365	-	236,823
Total %	57.3%	23.8%	17.1%	98.2%	1.8%	-	100.0%
FY13 Total Restated	138,061	49,271	37,298	224,630	5,402	-	230,032
FY13 Total % Restated	60.1%	21.4%	16.2%	97.7%	2.3%	-	100.0%

At 31 December 2014, the proportion of total investment property and financial assets classified as Level 1 in the fair value hierarchy was 57.3% (FY13: 60.1%). The proportion of Level 2 investment property and financial assets has increased to 23.8% (FY13: 21.4%) and those classified as Level 3 were 17.1% (FY13: 16.2%). Movements in the proportion of assets held in each fair value hierarchy level reflects an increase in debt securities held within Level 2, driven by the reclassification of certain debt securities from Level 1 to Level 2.

D3 - Analysis of asset quality
The analysis of assets that follows provides a breakdown of information about the assets held by the Group.

D3.1 - Investment property

				2014				2013
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	8,917	8,917	-	-	9,447	9,447
Vacant investment property/held for capital appreciation	-	-	8	8	-	-	4	4
Total	-	-	8,925	8,925	-	-	9,451	9,451
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

				2014				2013
	Fair value hierarchy				Fair value hierarchy
Investment property - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	4,011	4,011	-	-	3,562	3,562
Vacant investment property/held for capital appreciation	-	-	8	8	-	-	2	2
Total	-	-	4,019	4,019	-	-	3,564	3,564
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

D3 - Analysis of asset quality continued

				2014				2013
	Fair value hierarchy				Fair value hierarchy
Investment property - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	4,610	4,610	-	-	5,646	5,646
Vacant investment property/held for capital appreciation	-	-	-	-	-	-	2	2
Total	-	-	4,610	4,610	-	-	5,648	5,648
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

				2014				2013
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	296	296	-	-	239	239
Vacant investment property/held for capital appreciation	-	-	-	-	-	-	-	-
Total	-	-	296	296	-	-	239	239
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

96.7% (FY13: 97.5%) of total investment properties by value are held in policyholder or participating fund assets. Shareholder exposure to investment properties is principally through investments in French commercial property.
      Investment properties are stated at their market values as assessed by qualified external independent valuers or by local qualified staff of the Group, all with recent relevant experience. The investment properties are valued on an income basis that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking in to consideration lease incentives and assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar property. These inputs are deemed unobservable.
      99.9% (FY13: 100%) of total investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued

D3.2 - Loans
The Group loan portfolio is principally made up of:
• Policy loans which are generally collateralised by a lien or charge over the underlying policy;
• Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;
• Mortgage loans collateralised by property assets; and
• Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
      For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. The mortgage loans are not traded in active markets. These investments are classified as level 3 as the assumptions used to derive the credit risk, liquidity premium and property risk are not deemed to be market observable.

Loans - Total 2014	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	20	786	-	30	836
Loans and advances to banks	3,714	49	-	-	3,763
Mortgage loans	20,371	1	-	-	20,372
Other loans	157	10	122	-	289
Total	24,262	846	122	30	25,260
Total %	96.0%	3.4%	0.5%	0.1%	100.0%
FY13 Total	22,899	875	76	29	23,879
FY13 Total %	95.9%	3.7%	0.3%	0.1%	100.0%

Loans - Policyholders assets 2014	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	-	-	-	7	7
Loans and advances to banks	295	-	-	-	295
Mortgage loans	-	-	-	-	-
Other loans	-	-	-	-	-
Total	295	-	-	7	302
Total %	97.7%	-	-	2.3%	100.0%
FY13 Total	464	-	-	7	471
FY13 Total %	98.5%	-	-	1.5%	100.0%

Loans - Participating fund assets 2014	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	15	779	-	21	815
Loans and advances to banks	2,869	-	-	-	2,869
Mortgage loans	453	1	-	-	454
Other loans	149	1	-	-	150
Total	3,486	781	-	21	4,288
Total %	81.3%	18.2%	-	0.5%	100.0%
FY13 Total	4,672	844	-	19	5,535
FY13 Total %	84.5%	15.2%	-	0.3%	100.0%

D3 - Analysis of asset quality continued
D3.2 - Loans continued

Loans - Shareholder assets 2014	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	5	7	-	2	14
Loans and advances to banks	550	49	-	-	599
Mortgage loans	19,918	-	-	-	19,918
Other loans	8	9	122	-	139
Total	20,481	65	122	2	20,670
Total %	99.1%	0.3%	0.6%	0.0%	100.0%
FY13 Total	17,763	31	76	3	17,873
FY13 Total %	99.4%	0.2%	0.4%	0.0%	100.0%

The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 31 December 2014 stood at £25.3 billion (FY13: £23.9 billion), an increase of £1.4 billion.
      The total shareholder exposure to loans increased to £20.7 billion (FY13: £17.9 billion) and represented 82% of the total loan portfolio, with the remaining 18% split between participating funds (£4.3 billion) and policyholder assets (£0.3 billion).
      Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 81% (FY13: 75%) is invested in mortgage loans.

Mortgage loans - Shareholder assets
2014	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	4,089
- Commercial	8,799
- Healthcare	4,624
17,512
Securitised mortgage loans	2,406
Total	19,918
FY13 Total	17,125

The Group's mortgage loan portfolio is mainly focused in the UK, across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 96% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.

United Kingdom & Ireland
(Non-securitised mortgage loans)
Residential
The UK non-securitised residential mortgage portfolio has a total current value of £4.1 billion (FY13: £3.1 billion). The movement from the prior year is due to £0.7 billion of net new loans and accrued interest (net of redemptions), and £0.3 billion of fair value gains (which includes a £0.3 billion adverse impact relating to a change to the model used to value these assets - for further details please see note B10(b)(iii) (Insurance liabilities)). These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the structure of equity release mortgages, whereby interest amounts due are not paid in cash but instead rolled into the amount outstanding, they predominantly have a current Loan to Value ("LTV") of below 70%. The average LTV across the portfolio is 27.2% (FY13:29.3%).

Healthcare
Primary Healthcare and PFI businesses loans included within shareholder assets are £4.6 billion (FY13: £4.1 billion) and are secured against primary health care premises (including General Practitioner surgeries), education, social housing and emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
      On a market value basis, we estimate the average LTV of these mortgages to be 92%, although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be lower risk.

D3 - Analysis of asset quality continued
D3.2 - Loans continued
Commercial
Gross exposure by loan to value and arrears is shown in the table below.

Shareholder assets

2014	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Not in arrears	34	47	177	1,276	402	689	262	1,147	1,125	2,148	7,307
0 - 3 months	-	-	-	-	-	265	-	-	-	-	265
3 - 6 months	-	-	-	-	-	411	-	-	-	-	411
6 - 12 months	-	-	-	-	-	709	-	-	-	-	709
> 12 months	-	-	-	-	-	107	-	-	-	-	107
Total	34	47	177	1,276	402	2,181	262	1,147	1,125	2,148	8,799

Of the total £8.8 billion of UK non-securitised commercial mortgage loans in the shareholder fund, £8.7 billion are held by our UK Life business, of which £7.6 billion back annuity liabilities, and are stated on a fair value basis. Aviva UK General Insurance hold the remaining £0.1 billion of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods.
      For the commercial mortgages held by the UK Life and UK General Insurance businesses, loan service collection ratios, a key indicator of mortgage portfolio performance, improved to 1.31x (FY13: 1.20x). Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, also improved to 1.47x (FY13: 1.40x). Average mortgage LTV increased by 2pp compared to FY13 from 83% to 85% (CRAV basis) driven by lower interest rates, largely offset by an increase in property values of c9.4% during the year.
      All loans in arrears have been assessed for impairment. Of the £1,492 million (FY13: £1,583 million) value of loans in arrears included within our shareholder assets, the interest and capital amount in arrears is only £79 million.
      Commercial mortgages are held at fair value on the asset side of the balance sheet.  Insurance liabilities are valued using a discount rate derived from the gross yield on assets, with adjustments to allow for risk. At FY14 this allowance within the liabilities amounted to £0.9 billion (FY13: £1.3 billion). Since FY13, £0.5 billion of the allowance within liabilities has been utilised to take action on certain riskier mortgages, partly offset by a £0.1 billion increase in the cost of replacing lost cash flows on future defaults, caused by lower interest rates and lower spreads on new commercial mortgages.
      Of the £7.6 billion mortgages backing annuity liabilities, £0.5 billion of non-performing loans have been treated as property on a look-though basis in arriving at an appropriate valuation discount rate. For the remainder, and the £4.4 billion of Healthcare and PFI mortgages held by Aviva Annuity UK Limited, the valuation allowance (including supplementary allowances) of £0.9 billion equates to 87 bps at 31 December 2014 (FY13: 124 bps). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including Healthcare and PFI mortgages is £1.9 billion (FY13: £2.0 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. In addition, we hold £56 million (FY13: £148 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.
      The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower, further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
      If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above. Over 2014, we have sold a number of property portfolios after taking ownership of the collateral on certain non-performing commercial mortgages.

Securitised mortgage loans
Funding for the securitised residential mortgage assets of £2.4 billion (FY13: £2.2 billion) was obtained by issuing loan note securities. Of these loan notes approximately £210 million (FY13: £180 million) are held by group companies. The remainder is held by third parties external to Aviva. As any cash shortfall arising once all mortgages have redeemed is borne by the loan note holders, the majority of the credit risk of these mortgages is borne by third parties. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

D3 - Analysis of asset quality continued
D3.3 - Financial investments

				2014				Restated 2013
Financial Investments - Total	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m	Cost/ amortised Cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m
Debt securities	118,245	14,130	(714)	131,661	120,316	8,164	(1,675)	126,805
Equity securities	29,701	7,114	(1,196)	35,619	31,164	7,775	(1,559)	37,380
Other investments	29,845	5,954	(441)	35,358	29,573	3,653	(709)	32,517
Total	177,791	27,198	(2,351)	202,638	181,053	19,592	(3,943)	196,702
Assets of operations classified as held for sale	-	-	-	-	2,705	92	(122)	2,675
Total (excluding assets held for sale)	177,791	27,198	(2,351)	202,638	178,348	19,500	(3,821)	194,027

Aviva holds large quantities of debt securities in the form of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders. The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
      The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices and therefore classified as Level 1.

D3.3.1 - Debt securities

	Fair value hierarchy
Debt securities - Total 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	18,419	2,080	109	20,608
Non-UK Government	30,743	12,057	2,155	44,955
Europe	28,853	7,547	2,151	38,551
North America	207	2,838	-	3,045
Asia Pacific & Other	1,683	1,672	4	3,359
Corporate bonds - Public utilities	3,768	4,462	213	8,443
Corporate convertible bonds	170	-	-	170
Other corporate bonds	19,028	20,316	7,841	47,185
Other	2,950	6,359	991	10,300
Total	75,078	45,274	11,309	131,661
Total %	57.0%	34.4%	8.6%	100.0%
FY13	77,042	40,884	8,879	126,805
FY13%	60.8%	32.2%	7.0%	100.0%

	Fair value hierarchy
Debt securities - Policyholders assets 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	3,793	16	1	3,810
Non-UK Government	1,214	932	5	2,151
Europe	1,011	525	1	1,537
North America	8	102	-	110
Asia Pacific & Other	195	305	4	504
Corporate bonds - Public utilities	19	187	2	208
Corporate convertible bonds	-	-	-	-
Other corporate bonds	683	3,937	407	5,027
Other	965	1,464	3	2,432
Total	6,674	6,536	418	13,628
Total %	49.0%	47.9%	3.1%	100.0%
FY13	6,642	5,842	351	12,835
FY13%	51.8%	45.5%	2.7%	100.0%

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	Fair value hierarchy
Debt securities - Participating fund assets 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	9,624	1,226	-	10,850
Non-UK Government	26,329	4,528	1,581	32,438
Europe	24,682	3,448	1,581	29,711
North America	173	39	-	212
Asia Pacific & Other	1,474	1,041	-	2,515
Corporate bonds - Public utilities	3,541	616	50	4,207
Corporate convertible bonds	170	-	-	170
Other corporate bonds	16,921	6,025	5,605	28,551
Other	1,729	3,478	807	6,014
Total	58,314	15,873	8,043	82,230
Total %	70.9%	19.3%	9.8%	100.0%
FY13	57,647	15,046	7,917	80,610
FY13%	71.5%	18.7%	9.8%	100.0%

	Fair value hierarchy
Debt securities - Shareholder assets 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	5,002	838	108	5,948
Non-UK Government	3,200	6,597	569	10,366
Europe	3,160	3,574	569	7,303
North America	26	2,697	-	2,723
Asia Pacific & Other	14	326	-	340
Corporate bonds - Public utilities	208	3,659	161	4,028
Corporate convertible bonds	-	-	-	-
Other corporate bonds	1,424	10,354	1,829	13,607
Other	256	1,417	181	1,854
Total	10,090	22,865	2,848	35,803
Total %	28.2%	63.8%	8.0%	100.0%
FY13	12,753	19,996	611	33,360
FY13%	38.2%	59.9%	1.9%	100.0%

8.0%(FY13: 1.9%) of total shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as fair value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible. Fair value Level 3 has increased due to the transfer of privately placed notes where inputs have been deemed unobservable following the refinement of the discounted cash flow model used during the year.
      28.2% (FY13: 38.2%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as fair value Level 1. This has decreased due to the reclassification of certain debt securities to Level 2 as a result of the enhanced understanding of price vendor methodologies for the fair value classification.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Total 2014	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	20,411	52	-	-	127	20,590
UK local authorities	-	-	-	-	-	18	18
Non-UK Government	11,732	17,943	3,417	11,366	375	122	44,955
	11,732	38,354	3,469	11,366	375	267	65,563
Corporate
Public utilities	-	124	4,282	3,383	157	497	8,443
Convertibles and bonds with warrants	-	-	-	160	-	10	170
Other corporate bonds	4,395	6,646	16,949	12,161	1,517	5,517	47,185
	4,395	6,770	21,231	15,704	1,674	6,024	55,798
Certificates of deposits	-	845	760	42	147	329	2,123
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	217	35	89	-	-	-	341
RMBS1 agency	-	-	-	-	-	-	-
	217	35	89	-	-	-	341
CMBS2	153	84	45	15	-	2	299
ABS3	239	347	192	78	72	10	938
CDO (including CLO)4	429	-	-	-	-	-	429
ABCP5	3	-	-	-	-	-	3
	824	431	237	93	72	12	1,669
Wrapped credit	-	18	346	90	38	47	539
Other	698	378	1,986	1,553	443	570	5,628
Total	17,866	46,831	28,118	28,848	2,749	7,249	131,661
Total %	13.6%	35.6%	21.3%	21.9%	2.1%	5.5%	100.0%
FY13	16,432	41,928	26,377	31,595	3,608	6,865	126,805
FY13%	13.0%	33.1%	20.8%	24.9%	2.8%	5.4%	100.0%

1 RMBS - Residential Mortgage Backed Security.
2 CMBS - Commercial Mortgage Backed Security.
3 ABS - Asset Backed Security.
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5 ABCP - Asset Backed Commercial Paper.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Policyholders assets 2014	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	3,809	1	-	-	-	3,810
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	429	191	766	675	34	56	2,151
	429	4,000	767	675	34	56	5,961
Corporate
Public utilities	-	17	107	71	6	7	208
Convertibles and bonds with warrants	-	-	-	-	-	-	-
Other corporate bonds	105	472	1,947	1,359	210	934	5,027
	105	489	2,054	1,430	216	941	5,235
Certificates of deposits	-	441	576	40	86	155	1,298
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	-	-	-	-	-	-	-
RMBS1 agency	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
CMBS2	2	-	-	1	-	-	3
ABS3	-	1	3	3	-	-	7
CDO (including CLO)4	-	-	-	-	-	-	-
ABCP5	-	-	-	-	-	-	-
	2	1	3	4	-	-	10
Wrapped credit	-	-	6	1	-	-	7
Other	139	75	380	306	86	131	1,117
Total	675	5,006	3,786	2,456	422	1,283	13,628
Total %	5.0%	36.7%	27.8%	18.0%	3.1%	9.4%	100.0%
FY13	645	4,499	3,802	2,232	715	942	12,835
FY13%	5.0%	35.1%	29.6%	17.4%	5.6%	7.3%	100.0%

1 RMBS - Residential Mortgage Backed Security.
2 CMBS - Commercial Mortgage Backed Security.
3 ABS - Asset Backed Security.
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5 ABCP - Asset Backed Commercial Paper.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Participating fund assets 2014	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	10,842	-	-	-	8	10,850
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	6,758	14,121	1,655	9,502	339	63	32,438
	6,758	24,963	1,655	9,502	339	71	43,288
Corporate
Public utilities	-	48	1,575	2,252	140	192	4,207
Convertibles and bonds with warrants	-	-	-	160	-	10	170
Other corporate bonds	3,144	4,714	9,457	7,674	1,153	2,409	28,551
	3,144	4,762	11,032	10,086	1,293	2,611	32,928
Certificates of deposits	-	396	175	2	61	49	683
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	153	-	89	-	-	-	242
RMBS1 agency	-	-	-	-	-	-	-
	153	-	89	-	-	-	242
CMBS2	46	28	21	14	-	1	110
ABS3	102	37	77	67	16	-	299
CDO (including CLO)4	429	-	-	-	-	-	429
ABCP5	1	-	-	-	-	-	1
	578	65	98	81	16	1	839
Wrapped credit	-	13	45	21	-	-	79
Other	527	285	1,446	1,163	327	423	4,171
Total	11,160	30,484	14,540	20,855	2,036	3,155	82,230
Total %	13.6%	37.1%	17.7%	25.3%	2.5%	3.8%	100.0%
FY13	10,236	27,796	13,733	23,289	2,421	3,135	80,610
FY13%	12.7%	34.5%	17.0%	28.9%	3.0%	3.9%	100.0%

1 RMBS - Residential Mortgage Backed Security.
2 CMBS - Commercial Mortgage Backed Security.
3 ABS - Asset Backed Security.
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5 ABCP - Asset Backed Commercial Paper.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 2014	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	5,760	51	-	-	119	5,930
UK local authorities	-	-	-	-	-	18	18
Non-UK Government	4,545	3,631	996	1,189	2	3	10,366
	4,545	9,391	1,047	1,189	2	140	16,314
Corporate
Public utilities	-	59	2,600	1,060	11	298	4,028
Convertibles and bonds with warrants	-	-	-	-	-	-	-
Other corporate bonds	1,146	1,460	5,545	3,128	154	2,174	13,607
	1,146	1,519	8,145	4,188	165	2,472	17,635
Certificates of deposits	-	8	9	-	-	125	142
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	64	35	-	-	-	-	99
RMBS1 agency	-	-	-	-	-	-	-
	64	35	-	-	-	-	99
CMBS2	105	56	24	-	-	1	186
ABS3	137	309	112	8	56	10	632
CDO (including CLO)4	-	-	-	-	-	-	-
ABCP5	2	-	-	-	-	-	2
	244	365	136	8	56	11	820
Wrapped credit	-	5	295	68	38	47	453
Other	32	18	160	84	30	16	340
Total	6,031	11,341	9,792	5,537	291	2,811	35,803
Total %	16.8%	31.7%	27.3%	15.5%	0.8%	7.9%	100.0%
FY13	5,551	9,633	8,842	6,074	472	2,788	33,360
FY13%	16.6%	28.9%	26.5%	18.2%	1.4%	8.4%	100.0%

1 RMBS - Residential Mortgage Backed Security.
2 CMBS - Commercial Mortgage Backed Security.
3 ABS - Asset Backed Security.
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5 ABCP - Asset Backed Commercial Paper.

The overall quality of the book remains strong. 46% of shareholder exposure to debt securities is in government holdings (FY13: 44%). Our corporate debt securities portfolio represents 49% of total shareholder debt securities (FY13: 51%).
      The majority of non-rated corporate bonds are held by our businesses in the UK.
      At 31 December 2014, the proportion of our shareholder debt securities that are investment grade increased to 91.3%
(FY13: 90.2%). The remaining 8.7% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
• 0.8% are debt securities that are rated as below investment grade;
• 7.9% are not rated by the major rating agencies.

Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion (FY13: £2.4 billion) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
      The Group has extremely limited exposure to CDOs, CLOs and 'Sub-prime' debt securities.
      Out of the total asset backed securities (ABS), £611 million (FY13: £496 million) are held by the UK Life business. 89.6% of the Group's shareholder holdings in ABS are investment grade (FY13: 86.1%). ABS that either have a rating below BBB or are not rated represent approximately 0.2% of shareholder exposure to debt securities (FY13: 0.2%).

D3 - Analysis of asset quality continued
D3.3.2 - Equity securities

				2014				2013
	Fair value hierarchy				Fair value hierarchy
Equity securities - Total assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2,929	-	-	2,929	3,716	-	-	3,716
Banks, trusts and insurance companies	7,142	-	133	7,275	7,536	88	383	8,007
Industrial miscellaneous and all other	25,104	-	25	25,129	25,186	14	60	25,260
Non-redeemable preferred shares	285	-	1	286	397	-	-	397
Total	35,460	-	159	35,619	36,835	102	443	37,380
Total %	99.6%	-	0.4%	100.0%	98.5%	0.3%	1.2%	100.0%
Assets of operations classified as held for sale	-	-	-	-	52	-	2	54
Total (excluding assets held for sale)	35,460	-	159	35,619	36,783	102	441	37,326
Total % (excluding assets held for sale)	99.6%	-	0.4%	100.0%	98.5%	0.3%	1.2%	100.0%

				2014				2013
	Fair value hierarchy				Fair value hierarchy
Equity securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2,324	-	-	2,324	2,727	-	-	2,727
Banks, trusts and insurance companies	4,821	-	-	4,821	4,982	57	1	5,040
Industrial miscellaneous and all other	19,099	-	2	19,101	17,967	-	2	17,969
Non-redeemable preferred shares	77	-	1	78	100	-	-	100
Total	26,321	-	3	26,324	25,776	57	3	25,836
Total %	100.0%	-	0.0%	100.0%	99.8%	0.2%	0.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	2	-	-	2
Total (excluding assets held for sale)	26,321	-	3	26,324	25,774	57	3	25,834
Total % (excluding assets held for sale)	100.0%	-	0.0%	100.0%	99.8%	0.2%	0.0%	100.0%

				2014				2013
	Fair value hierarchy				Fair value hierarchy
Equity securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	602	-	-	602	985	-	-	985
Banks, trusts and insurance companies	2,226	-	95	2,321	2,392	30	88	2,510
Industrial miscellaneous and all other	5,870	-	11	5,881	6,977	14	44	7,035
Non-redeemable preferred shares	9	-	-	9	14	-	-	14
Total	8,707	-	106	8,813	10,368	44	132	10,544
Total %	98.8%	-	1.2%	100.0%	98.3%	0.4%	1.3%	100.0%
Assets of operations classified as held for sale	-	-	-	-	49	-	-	49
Total (excluding assets held for sale)	8,707	-	106	8,813	10,319	44	132	10,495
Total % (excluding assets held for sale)	98.8%	-	1.2%	100.0%	98.3%	0.4%	1.3%	100.0%

				2014				2013
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	3	-	-	3	4	-	-	4
Banks, trusts and insurance companies	95	-	38	133	162	1	294	457
Industrial miscellaneous and all other	135	-	12	147	242	-	14	256
Non-redeemable preferred shares	199	-	-	199	283	-	-	283
Total	432	-	50	482	691	1	308	1,000
Total %	89.6%	-	10.4%	100.0%	69.1%	0.1%	30.8%	100.0%
Assets of operations classified as held for sale	-	-	-	-	1	-	2	3
Total (excluding assets held for sale)	432	-	50	482	690	1	306	997
Total % (excluding assets held for sale)	89.6%	-	10.4%	100.0%	69.2%	0.1%	30.7%	100.0%

89.6% of our total shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY13: 69.1%). The decrease in Level 3 shareholder equity securities reflects the disposal of a strategic holding in Italian banks during 2014.

D3 - Analysis of asset quality continued
D3.3.3 - Other investments

				2014				Restated 2013
	Fair value hierarchy				Fair value hierarchy
Other investments - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	24,079	3,079	2,482	29,640	22,939	3,288	2,379	28,606
Derivative financial instruments	199	3,748	141	4,088	274	1,616	234	2,124
Deposits with credit institutions	536	3	-	539	590	11	-	601
Minority holdings in property management undertakings	1	323	430	754	-	255	541	796
Other	324	-	13	337	381	-	9	390
Total	25,139	7,153	3,066	35,358	24,184	5,170	3,163	32,517
Total %	71.1%	20.2%	8.7%	100.0%	74.4%	15.9%	9.7%	100.0%
Assets of operations classified as held for sale	-	-	-	-	55	-	146	201
Total (excluding assets held for sale)	25,139	7,153	3,066	35,358	24,129	5,170	3,017	32,316
Total % (excluding assets held for sale)	71.1%	20.2%	8.7%	100.0%	74.7%	16.0%	9.3%	100.0%

				2014				Restated 2013
	Fair value hierarchy				Fair value hierarchy
Other investments - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	23,464	2,966	13	26,443	22,713	3,108	3	25,824
Derivative financial instruments	17	29	-	46	45	5	-	50
Deposits with credit institutions	373	-	-	373	401	-	-	401
Minority holdings in property management undertakings	-	-	-	-	-	-	-	-
Other	319	-	-	319	313	-	-	313
Total	24,173	2,995	13	27,181	23,472	3,113	3	26,588
Total %	88.9%	11.0%	0.1%	100.0%	88.3%	11.7%	0.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	12	-	-	12
Total (excluding assets held for sale)	24,173	2,995	13	27,181	23,460	3,113	3	26,576
Total % (excluding assets held for sale)	88.9%	11.0%	0.1%	100.0%	88.3%	11.7%	0.0%	100.0%

				2014				Restated 2013
	Fair value hierarchy				Fair value hierarchy
Other investments - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	321	109	2,268	2,698	1	167	2,243	2,411
Derivative financial instruments	180	2,486	103	2,769	207	849	211	1,267
Deposits with credit institutions	56	-	-	56	40	-	-	40
Minority holdings in property management undertakings	-	294	315	609	-	241	438	679
Other	-	-	13	13	58	-	6	64
Total	557	2,889	2,699	6,145	306	1,257	2,898	4,461
Total %	9.1%	47.0%	43.9%	100.0%	6.8%	28.2%	65.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	6	-	124	130
Total (excluding assets held for sale)	557	2,889	2,699	6,145	300	1,257	2,774	4,331
Total % (excluding assets held for sale)	9.1%	47.0%	43.9%	100.0%	6.9%	29.0%	64.1%	100.0%

				2014				Restated 2013
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholders assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	294	4	201	499	225	13	133	371
Derivative financial instruments	2	1,233	38	1,273	22	762	23	807
Deposits with credit institutions	107	3	-	110	149	11	-	160
Minority holdings in property management undertakings	1	29	115	145	-	14	103	117
Other	5	-	-	5	10	-	3	13
Total	409	1,269	354	2,032	406	800	262	1,468
Total %	20.1%	62.5%	17.4%	100.0%	27.7%	54.5%	17.8%	100.0%
Assets of operations classified as held for sale	-	-	-	-	37	-	22	59
Total (excluding assets held for sale)	409	1,269	354	2,032	369	800	240	1,409
Total % (excluding assets held for sale)	20.1%	62.5%	17.4%	100.0%	26.2%	56.8%	17.0%	100.0%

In total 82.6% (FY13: 82.2%) of total shareholder other investments are classified as Level 1 or 2 in the fair value hierarchy.
The unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities. The increase in total shareholder other investments classified as Level 2 reflects the increase in derivative financial instruments held during the year.

D3 - Analysis of asset quality continued
D3.3.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
The impairment expense during FY14 relating to AFS debt securities and other investments was £nil (FY13: £12 million) and £2 million (FY13: £1 million) respectively. The AFS impairment expense in FY13 related to corporate bonds that were not yet in default but showed continued deterioration in market value from the previous impairment value.
      Total unrealised losses on AFS debt securities, equity securities and other investments at 31 December 2014 was £3 million (FY13: £8 million), £nil (FY13: £nil) and £nil (FY13: £nil) respectively.

	0 - 6 months		7 - 12 months		more than 12 months		Total
2014	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	9	-	11	-	17	(1)	37	(1)
Equity securities	-	-	-	-	3	-	3	-
Other investments	-	-	-	-	1	-	1	-
	9	-	11	-	21	(1)	41	(1)
20%-50% loss position:
Debt securities	-	-	-	-	3	(2)	3	(2)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	3	(2)	3	(2)
Greater than 50% loss position:
Debt securities	-	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Total
Debt securities	9	-	11	-	20	(3)	40	(3)
Equity securities	-	-	-	-	3	-	3	-
Other investments	-	-	-	-	1	-	1	-
	9	-	11	-	24	(3)	44	(3)
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-
Total (excluding assets held for sale)	9	-	11	-	24	(3)	44	(3)

1 Only includes AFS securities that are in unrealised loss positions.

	0 - 6 months		7 - 12 months		more than 12 months		Total
2013	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	25	-	9	-	279	(6)	313	(6)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	3	-	3	-
	25	-	9	-	282	(6)	316	(6)
20%-50% loss position:
Debt securities	-	-	-	-	3	(2)	3	(2)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	3	(2)	3	(2)
Greater than 50% loss position:
Debt securities	-	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Total
Debt securities	25	-	9	-	282	(8)	316	(8)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	3	-	3	-
	25	-	9	-	285	(8)	319	(8)
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-
Total (excluding assets held for sale)	25	-	9	-	285	(8)	319	(8)

1 Only includes AFS securities that are in unrealised loss positions.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.5 - Exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.9 billion (FY13: £4.9 billion). Gross of non-controlling interests, 98% of our shareholder asset exposure to Italy arises from the investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)
	Participating		Shareholder		Total
	2014 £bn	2013 £bn	2014 £bn	2013 £bn	2014 £bn	2013 £bn
Greece	-	-	-	-	-	-
Ireland	0.6	0.4	0.2	-	0.8	0.4
Portugal	0.2	0.2	-	-	0.2	0.2
Italy	4.8	4.5	0.1	0.4	4.9	4.9
Spain	0.9	0.9	0.4	0.5	1.3	1.4
Total Greece, Ireland, Portugal, Italy and Spain	6.5	6.0	0.7	0.9	7.2	6.9

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2014 £bn	2013 £bn	2014 £bn	2013 £bn	2014 £bn	2013 £bn
Greece	-	-	-	-	-	-
Ireland	0.6	0.4	0.2	-	0.8	0.4
Portugal	0.2	0.2	-	-	0.2	0.2
Italy	6.7	8.5	0.5	0.6	7.2	9.1
Spain	1.2	1.4	0.6	0.9	1.8	2.3
Total Greece, Ireland, Portugal, Italy and Spain	8.7	10.5	1.3	1.5	10.0	12.0

D3.3.6 - Non UK Government debt securities (gross of non-controlling interests)

	Policyholder		Participating		Shareholder		Total
Non UK Government Debt Securities	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Austria	11	9	705	636	107	133	823	778
Belgium	28	29	1,368	1,475	165	154	1,561	1,658
France	103	108	11,182	9,714	1,950	1,909	13,235	11,731
Germany	142	146	1,590	1,922	591	763	2,323	2,831
Greece	-	-	-	1	-	-	-	1
Ireland	5	21	613	364	155	28	773	413
Italy	330	255	6,666	8,458	485	628	7,481	9,341
Netherlands	43	43	1,336	1,222	414	399	1,793	1,664
Poland	571	649	823	885	443	490	1,837	2,024
Portugal	6	-	173	187	-	-	179	187
Spain	104	101	1,263	1,355	694	930	2,061	2,386
European Supranational debt	61	89	2,952	2,612	1,826	1,583	4,839	4,284
Other European countries	133	91	1,040	587	473	359	1,646	1,037
Europe	1,537	1,541	29,711	29,418	7,303	7,376	38,551	38,335
Canada	16	7	164	171	2,376	2,198	2,556	2,376
United States	94	112	48	32	347	280	489	424
North America	110	119	212	203	2,723	2,478	3,045	2,800
Singapore	11	8	598	450	277	288	886	746
Other	493	330	1,917	1,623	63	60	2,473	2,013
Asia Pacific and other	504	338	2,515	2,073	340	348	3,359	2,759
Total	2,151	1,998	32,438	31,694	10,366	10,202	44,955	43,894
Less: assets of operations classified as held for sale	-	13	-	1,649	-	201	-	1,863
Total (excluding assets held for sale)	2,151	1,985	32,438	30,045	10,366	10,001	44,955	42,031

At 31 December 2014, the Group's total government (non-UK) debt securities stood at £45.0 billion (FY13: £43.9 billion), an increase of £1.1 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £10.4 billion (FY13: £10.2 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to Canadian (23%), French (19%), Spanish (7%), German (6%) and Italian (5%) government debt securities.
      The participating funds exposure to (non-UK) government debt amounts to £32.4 billion (FY13: £31.7 billion), an increase of £0.7 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of France (34%), Italy (21%), Germany (5%), Belgium (4%), Netherlands (4%) and Spain (4%).

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.7 - Exposure to worldwide bank debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)
	Shareholder assets			Participating fund assets
2014	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.1	-	0.1
France	0.2	-	0.2	3.1	0.8	3.9
Germany	-	-	-	0.6	0.5	1.1
Ireland	-	-	-	-	-	-
Italy	0.1	-	0.1	0.4	-	0.4
Netherlands	0.2	0.2	0.4	1.4	0.2	1.6
Spain	0.7	-	0.7	0.7	0.1	0.8
United Kingdom	0.7	0.3	1.0	1.0	0.7	1.7
United States	0.6	0.1	0.7	1.2	0.1	1.3
Other	0.4	0.2	0.6	1.9	0.5	2.4
Total	2.9	0.8	3.7	10.4	2.9	13.3
FY13 Total	2.8	1.1	3.9	10.5	3.2	13.7

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £3.7 billion. The majority of our holding (78%) is in senior debt. The primary exposures are to UK (27%), Spanish (19%), and US (19%) banks.
      Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £13.3 billion. The majority of the exposure (78%) is in senior debt. Participating funds are the most exposed to French (29%), UK (13%) and Dutch (12%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2014	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.1	-	0.1
France	0.2	-	0.2	3.5	0.8	4.3
Germany	-	-	-	0.6	0.5	1.1
Ireland	-	-	-	-	-	-
Italy	0.1	-	0.1	0.5	-	0.5
Netherlands	0.2	0.2	0.4	1.4	0.2	1.6
Spain	0.8	-	0.8	0.9	0.1	1.0
United Kingdom	0.7	0.3	1.0	1.1	0.8	1.9
United States	0.6	0.1	0.7	1.3	0.1	1.4
Other	0.5	0.2	0.7	2.4	0.6	3.0
Total	3.1	0.8	3.9	11.8	3.1	14.9
FY13 Total	3.3	1.2	4.5	12.1	3.5	15.6

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £3.9 billion. The majority of our holding (79%) is in senior debt. The primary exposures are to UK (26%), Spanish (21%), and US (18%) banks.
      Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £14.9 billion. The majority of the exposure (79%) is in senior debt. Participating funds are the most exposed to French (29%), UK (13%) and Dutch (11%) banks.

D3 - Analysis of asset quality continued
D3.4 - Reinsurance assets
The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.
      If a reinsurance asset is impaired, the Group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.
      For the table below, reinsurance asset credit ratings are stated in accordance with information from leading rating agencies.

	Ratings
Ratings 2014	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Policyholders assets	-	2,057	44	-	-	435	2,536
Participating fund assets	-	956	656	6	-	-	1,618
Shareholder assets	27	2,660	1,042	2	-	73	3,804
Total	27	5,673	1,742	8	-	508	7,958
Total %	0.3%	71.3%	21.9%	0.1%	-	6.4%	100.0%
FY 2013	25	3,888	2,691	78	6	569	7,257
FY 2013%	0.3%	53.6%	37.1%	1.1%	0.1%	7.8%	100.0%

D3.5 - Receivables and other financial assets
The credit quality of receivables and other financial assets is managed at the local business unit level. Where assets classed as 'past due and impaired' exceed local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired. At FY14, 99% (FY13: 98%) of the receivables and other financial assets were neither past due nor impaired.
      Credit terms vary from subsidiary to subsidiary, and from country to country, and are set locally within overall credit limits prescribed by the Group credit limit framework, and in line with the Group Credit Policy.
      The Group reviews the carrying value of its receivables at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.

D3.6 - Cash and cash equivalents
Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months maturity from the date of acquisition, and include certificates of deposit with maturities of less than three months at date of issue.

D4 - Pension fund assets
In addition to the assets recognised directly on the Group's statement of financial position outlined in the disclosures above, the Group is also exposed to the "Scheme assets" that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position. Refer to Note B16 for details on the movements in the main schemes' surpluses and deficits.
      Scheme assets are stated at their fair values. Total scheme assets are comprised in the UK, Ireland and Canada as follows:

	2014				2013
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds
Fixed interest1	5,519	213	130	5,862	4,022	149	106	4,277
Index-linked	5,568	122	-	5,690	4,502	112	-	4,614
Equities1	98	-	-	98	291	63	81	435
Property1	328	9	-	337	305	7	-	312
Pooled investment vehicles1	2,010	137	110	2,257	1,632	42	23	1,697
Derivatives	584	1	-	585	225	55	-	280
Cash and other2	626	1	18	645	757	3	23	783
Total fair value of assets	14,733	483	258	15,474	11,734	431	233	12,398

1    A total of £1,697 million, which was previously in 2013 disclosed as £277 million of fixed interest bonds, £645 million of equities, and £775 million of property, has been reclassified to pooled investment vehicles.

2 Cash and other assets comprise cash at bank, insurance policies, receivables and payables.

D4 - Pension fund assets continued
Total scheme assets are analysed by those that have a quoted price in an active market and those that do not as follows:
	2014			2013
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds
Fixed interest1	2,907	2,955	5,862	818	3,459	4,277
Index-linked	5,240	450	5,690	3,864	750	4,614
Equities1	74	24	98	378	57	435
Property1	-	337	337	-	312	312
Pooled investment vehicles1	130	2,127	2,257	31	1,666	1,697
Derivatives	(22)	607	585	88	192	280
Cash and other2	432	213	645	540	243	783
Total fair value of assets	8,761	6,713	15,474	5,719	6,679	12,398

1    A total of £1,697 million, which was previously in 2013 disclosed as £277 million of fixed interest bonds, £645 million of equities, and £775 million of property, has been reclassified to pooled investment vehicles.

2 Cash and other assets comprise cash at bank, insurance policies, receivables and payables.

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, the schemes' assets are invested in a portfolio consisting primarily (approximately 75%) of debt securities. The investment strategy will continue to evolve over time and is expected to match the liability profile increasingly closely with swap overlays to improve interest rate and inflation matching. The schemes are generally matched to interest rates on the funding basis.

Main UK Scheme
The Company works closely with the trustee, who is required to consult it on the investment strategy.
      Interest rate and inflation risk are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within appetite. Currency risk is relatively small and is largely hedged. The other principal risk is longevity risk. On 5 March 2014, the Aviva Staff Pension Scheme entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds
To ensure access to liquidity as and when needed, the Group maintains £1.6 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit ratings of Aviva plc's commercial paper programmes. The expiry profile of the undrawn committed central borrowing facilities is as follows:

	2014 £m	2013 £m
Expiring within one year	350	400
Expiring beyond one year	1,200	1,100
Total	1,550	1,500

D6 - Guarantees

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
      For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
      In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

VNB & Sales analysis

E1 - Trend analysis of VNB (continuing operations1) - cumulative
									Growth2 on 4Q13
Gross of tax and non-controlling interests	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	Sterling %	Constant currency %
United Kingdom	114	224	326	469	89	177	297	473	1%	1%
Ireland	-	2	4	8	3	6	6	9	24%	30%
United Kingdom & Ireland	114	226	330	477	92	183	303	482	1%	1%
France	41	90	118	172	54	110	156	205	19%	25%
Poland3	10	21	34	51	21	34	46	64	25%	31%
Italy - excluding Eurovita	10	18	25	43	15	26	41	63	47%	55%
Spain - excluding Aseval & CxG	1	7	12	25	6	14	19	30	21%	27%
Turkey	10	20	28	37	6	14	23	30	(20)%	(3)%
Other Europe	1	1	1	1	-	-	-	-	-	-
Europe	73	157	218	329	102	198	285	392	19%	27%
Asia - excluding Malaysia	19	41	71	103	32	66	97	127	23%	30%
Aviva Investors4	-	-	-	-	-	2	5	9	-	-
Value of new business - excluding Eurovita, Aseval, CxG & Malaysia	206	424	619	909	226	449	690	1,010	11%	15%
Eurovita, Aseval, CxG & Malaysia	3	2	-	(5)	(2)	(5)	(4)	(1)	-	-
Total value of new business	209	426	619	904	224	444	686	1,009	12%	15%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3. Poland includes Lithuania.
4. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E2 - Trend analysis of VNB (continuing operations1) - discrete

									Growth2 on 4Q13
Gross of tax and non-controlling interests	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom	114	110	102	143	89	88	120	176	23%	23%
Ireland	-	2	2	4	3	3	-	3	(6)%	(1)%
United Kingdom & Ireland	114	112	104	147	92	91	120	179	23%	23%
France	41	49	28	54	54	56	46	49	(10)%	(5)%
Poland3	10	11	13	17	21	13	12	18	7%	12%
Italy - excluding Eurovita	10	8	7	18	15	11	15	22	26%	33%
Spain - excluding Aseval & CxG	1	6	5	13	6	8	5	11	(19)%	(14)%
Turkey	10	10	8	9	6	8	9	7	(26)%	(18)%
Other Europe	1	-	-	-	-	-	-	-	-	-
Europe	73	84	61	111	102	96	87	107	(4)%	1%
Asia - excluding Malaysia	19	22	30	32	32	34	31	30	(6)%	(3)%
Aviva Investors4	-	-	-	-	-	2	3	4	-	-
Value of new business - excluding Eurovita, Aseval, CxG & Malaysia	206	218	195	290	226	223	241	320	10%	13%
Eurovita, Aseval, CxG & Malaysia	3	(1)	(2)	(5)	(2)	(3)	1	3	-	-
Total value of new business	209	217	193	285	224	220	242	323	13%	16%

1.   Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3. Poland includes Lithuania.
4. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E3 - Trend analysis of PVNBP (continuing operations1) - cumulative
										Growth3 on 4Q13
Present value of new business premiums2	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	Sterling %	Constant currency %
United Kingdom	2,779	5,560	8,556	11,924	2,931	6,052	9,098	12,009	1%	1%
Ireland	117	225	338	469	105	196	291	435	(7)%	(2)%
United Kingdom & Ireland	2,896	5,785	8,894	12,393	3,036	6,248	9,389	12,444	-	1%
France	1,243	2,363	3,367	4,498	1,310	2,427	3,538	4,633	3%	8%
Poland4	123	227	358	486	234	332	429	573	18%	24%
Italy - excluding Eurovita	563	1,198	1,591	1,975	698	1,440	2,060	2,473	25%	32%
Spain - excluding Aseval & CxG	284	516	671	1,055	270	536	743	1,054	-	5%
Turkey	135	253	341	524	110	231	348	495	(6)%	14%
Other Europe	20	20	20	20	-	-	-	-	-	-
Europe	2,368	4,577	6,348	8,558	2,622	4,966	7,118	9,228	8%	14%
Asia - excluding Malaysia	472	845	1,290	1,724	471	964	1,454	1,951	13%	19%
Aviva Investors5	4	7	28	58	5	257	562	881	-	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	5,740	11,214	16,560	22,733	6,134	12,435	18,523	24,504	8%	11%
Eurovita, Aseval, CxG & Malaysia	158	248	317	444	86	195	210	224	-	-
Total	5,898	11,462	16,877	23,177	6,220	12,630	18,733	24,728	7%	10%

1.   Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2.   Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4. Poland includes Lithuania.
5. The UK Fund Retail Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E4 - Trend analysis of PVNBP (continuing operations1) - discrete
										Growth3 on 4Q13
Present value of new business premiums2	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom	2,779	2,781	2,996	3,368	2,931	3,121	3,046	2,911	(14)%	(14)%
Ireland	117	108	113	131	105	91	95	144	10%	16%
United Kingdom & Ireland	2,896	2,889	3,109	3,499	3,036	3,212	3,141	3,055	(13)%	(13)%
France	1,243	1,120	1,004	1,131	1,310	1,117	1,111	1,095	(3)%	2%
Poland4	123	104	131	128	234	98	97	144	13%	17%
Italy - excluding Eurovita	563	635	393	384	698	742	620	413	8%	13%
Spain - excluding Aseval & CxG	284	232	155	384	270	266	207	311	(19)%	(15)%
Turkey	135	118	88	183	110	121	117	147	(20)%	(9)%
Other Europe	20	-	-	-	-	-	-	-	-	-
Europe	2,368	2,209	1,771	2,210	2,622	2,344	2,152	2,110	(5)%	1%
Asia - excluding Malaysia	472	373	445	434	471	493	490	497	15%	17%
Aviva Investors5	4	3	21	30	5	252	305	319	-	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	5,740	5,474	5,346	6,173	6,134	6,301	6,088	5,981	(3)%	(1)%
Eurovita, Aseval, CxG & Malaysia	158	90	69	127	86	109	15	14	-	-
Total	5,898	5,564	5,415	6,300	6,220	6,410	6,103	5,995	(5)%	(3)%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4. Poland includes Lithuania.
5. The UK Fund Retail Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E5 - Trend analysis of PVNBP by product (continuing operations1) - cumulative
										Growth3 on 4Q13
Present value of new business premiums2	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	Sterling %	Constant currency %
Pensions	1,322	2,479	3,818	5,476	1,328	2,794	4,081	5,803	6%	6%
Annuities	630	1,217	1,664	2,327	500	935	1,656	1,948	(16)%	(16)%
Bonds	33	59	97	183	45	87	135	174	(5)%	(5)%
Protection	253	504	781	992	297	568	862	1,103	11%	11%
Equity release	98	182	297	401	117	257	462	696	74%	74%
Other4	443	1,119	1,899	2,545	644	1,411	1,902	2,285	(10)%	(10)%
United Kingdom	2,779	5,560	8,556	11,924	2,931	6,052	9,098	12,009	1%	1%
Ireland	117	225	338	469	105	196	291	435	(7)%	(2)%
United Kingdom & Ireland	2,896	5,785	8,894	12,393	3,036	6,248	9,389	12,444	-	1%
Savings	1,173	2,229	3,197	4,278	1,232	2,278	3,347	4,368	2%	7%
Protection	70	134	170	220	78	149	191	265	21%	27%
France	1,243	2,363	3,367	4,498	1,310	2,427	3,538	4,633	3%	8%
Pensions	217	374	527	846	302	465	631	904	7%	21%
Savings	765	1,552	2,058	2,687	890	1,819	2,583	3,182	18%	24%
Annuities	6	10	13	13	2	2	3	5	(67)%	(66)%
Protection5	137	278	383	514	118	253	363	504	(2)%	5%
Poland6 , Italy6 , Spain6 and Other	1,125	2,214	2,981	4,060	1,312	2,539	3,580	4,595	13%	21%
Europe	2,368	4,577	6,348	8,558	2,622	4,966	7,118	9,228	8%	14%
Asia - excluding Malaysia	472	845	1,290	1,724	471	964	1,454	1,951	13%	19%
Aviva Investors7	4	7	28	58	5	257	562	881	-	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	5,740	11,214	16,560	22,733	6,134	12,435	18,523	24,504	8%	11%
Eurovita, Aseval, CxG & Malaysia	158	248	317	444	86	195	210	224	-	-
Total	5,898	11,462	16,877	23,177	6,220	12,630	18,733	24,728	7%	10%

1.   Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2.   Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4. Other UK business includes UK Retail Fund Management and UK long term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
5.   Subsequent to FY13 a whole of life unit-linked protection product in Poland was reclassified from savings to protection business. As a result, protection PVNBP has increased £25 million in 1Q13, £52 million in 2Q13, £77 million in
      3Q13 and £114 million in 4Q13. There is no change in total PVNBP.

6. Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG.
7. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E6 - Trend analysis of PVNBP by product (continuing operations1) - discrete
										Growth3 on 4Q13
Present value of new business premiums2	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	Sterling %	Constant currency %
Pensions	1,322	1,157	1,339	1,658	1,328	1,466	1,287	1,722	4%	4%
Annuities	630	587	447	663	500	435	721	292	(56)%	(56)%
Bonds	33	26	38	86	45	42	48	39	(55)%	(55)%
Protection	253	251	277	211	297	271	294	241	14%	14%
Equity release	98	84	115	104	117	140	205	234	128%	128%
Other4	443	676	780	646	644	767	491	383	(41)%	(41)%
United Kingdom	2,779	2,781	2,996	3,368	2,931	3,121	3,046	2,911	(14)%	(14)%
Ireland	117	108	113	131	105	91	95	144	10%	16%
United Kingdom & Ireland	2,896	2,889	3,109	3,499	3,036	3,212	3,141	3,055	(13)%	(13)%
Savings	1,173	1,056	968	1,081	1,232	1,046	1,069	1,021	(6)%	(1)%
Protection	70	64	36	50	78	71	42	74	48%	55%
France	1,243	1,120	1,004	1,131	1,310	1,117	1,111	1,095	(3)%	2%
Pensions	217	157	153	319	302	163	166	273	(14)%	(6)%
Savings	765	787	506	629	890	929	764	599	(5)%	-
Annuities	6	4	3	-	2	-	1	2	-	-
Protection5	137	141	105	131	118	135	110	141	8%	13%
Poland6 , Italy6 , Spain6 and Other	1,125	1,089	767	1,079	1,312	1,227	1,041	1,015	(6)%	-
Europe	2,368	2,209	1,771	2,210	2,622	2,344	2,152	2,110	(5)%	1%
Asia - excluding Malaysia	472	373	445	434	471	493	490	497	15%	17%
Aviva Investors7	4	3	21	30	5	252	305	319	-	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	5,740	5,474	5,346	6,173	6,134	6,301	6,088	5,981	(3)%	(1)%
Eurovita, Aseval, CxG & Malaysia	158	90	69	127	86	109	15	14	-	-
Total	5,898	5,564	5,415	6,300	6,220	6,410	6,103	5,995	(5)%	(3)%

1.   Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2.   Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4. Other UK business includes UK Retail Fund Management and UK long term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
5.   Subsequent to FY13 a whole of life unit-linked protection product in Poland was reclassified from savings to protection business. As a result, protection PVNBP has increased £25 million in 1Q13, £27 million in 2Q13, £25 million in
      3Q13 and £37 million in 4Q13. There is no change in total PVNBP.

6. Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG.
7. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E7 - Geographical analysis of regular and single premiums - continuing operations1

						Regular premiums			Single premiums
	2014 £m	Constant currency growth2	WACF	Present value £m	2013 £m	WACF	Present value £m	2014 £m	2013 £m	Constant currency growth2
United Kingdom	946	8%	5.4	5,108	878	5.1	4,443	6,901	7,481	(8)%
Ireland	26	9%	5.7	149	26	4.4	114	286	355	(15)%
United Kingdom & Ireland	972	8%	5.4	5,257	904	5.0	4,557	7,187	7,836	(8)%
France	87	3%	8.1	709	89	8.0	712	3,924	3,786	9%
Poland3	50	37%	8.7	435	38	9.0	341	138	145	-
Italy - excluding Eurovita	38	(13)%	5.7	215	46	5.4	249	2,258	1,726	37%
Spain - excluding Aseval & CxG	37	(3)%	6.0	221	40	5.9	235	833	820	7%
Turkey	111	35%	3.8	421	99	4.7	467	74	57	56%
Other Europe	-	-	-	-	4	1.5	6	-	14	-
Europe	323	12%	6.2	2,001	316	6.4	2,010	7,227	6,548	16%
Asia - excluding Malaysia	248	(10)%	6.4	1,584	289	5.6	1,624	367	100	292%
Aviva Investors4	-	-	-	-	-	-	-	881	58	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	1,543	5%	5.7	8,842	1,509	5.4	8,191	15,662	14,542	10%
Eurovita, Aseval, CxG & Malaysia	6	-	6.8	41	18	5.2	93	183	351	-
Total	1,549	4%	5.7	8,883	1,527	5.4	8,284	15,845	14,893	9%

1.   Following the announced disposal of US Life in Q3 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3. Poland includes Lithuania.
4. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E8 - Trend analysis of Investment sales - cumulative
									Growth3 on 4Q13
Investment sales1	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	Sterling %	Constant currency %
United Kingdom & Ireland2	305	841	1,494	2,040	486	1,043	1,405	1,742	(15)%	(15)%
Aviva Investors4	787	1,563	2,100	2,683	730	1,616	2,195	3,089	15%	21%
Asia	42	94	124	152	36	75	110	146	(4)%	3%
Total investment sales	1,134	2,498	3,718	4,875	1,252	2,734	3,710	4,977	2%	5%

1. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2. UK & Ireland investment sales of £1,742 million (FY13: £2,040 million) are also reported in UK Life PVNBP following the extension of MCEV covered business. See note F1 for details.
3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4.   The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. 2Q14 Investment sales of £250 million, 3Q14 investment sales of £549 million and 4Q14 investment sales of £864 million are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business. See note F1 for details.

E9 - Trend analysis of Investment sales - discrete
									Growth3 on 4Q13
Investment sales1	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom & Ireland2	305	536	653	546	486	557	362	337	(38)%	(38)%
Aviva Investors4	787	776	537	583	730	886	579	894	53%	60%
Asia	42	52	30	28	36	39	35	36	33%	35%
Total investment sales	1,134	1,364	1,220	1,157	1,252	1,482	976	1,267	10%	12%

1. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2. UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note F1 for details.
3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4.   The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. 2Q14 Investment sales of £250 million, 3Q14 investment sales of £299 million and 4Q14 investment sales of £315 million are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business. See note F1 for details.

E10 - Geographical analysis of regular and single premiums - investment sales
			Regular			Single	PVNBP
Investment sales1	2014 £m	2013 £m	Constant currency growth3	2014 £m	2013 £m	Constant currency growth3	Constant currency growth3
United Kingdom & Ireland2	24	18	36%	1,718	2,022	(15)%	(15)%
Aviva Investors4	5	5	-	3,084	2,678	21%	21%
Asia	-	-	-	146	152	3%	3%
Total investment sales	29	23	27%	4,948	4,852	5%	5%

1. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2. UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note F1 for details.
3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4.   The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. 2Q14 Investment sales of £250 million, 3Q14 investment sales of £549 million and 4Q14 investment sales of £864 million are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business. See note F1 for details.

E11 - Trend analysis of general insurance and health net written premiums - cumulative

									Growth3 on 4Q13
	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	Sterling %	Constant currency %
General insurance
United Kingdom	923	1,963	2,904	3,823	845	1,836	2,742	3,663	(4)%	(4)%
Ireland	71	146	215	278	65	136	205	272	(2)%	3%
United Kingdom & Ireland	994	2,109	3,119	4,101	910	1,972	2,947	3,935	(4)%	(4)%
Europe	435	764	1,033	1,360	440	747	999	1,313	(3)%	2%
Canada	470	1,126	1,718	2,250	426	1,026	1,584	2,104	(6)%	6%
Asia	3	7	11	14	3	7	10	13	(7)%	(1)%
Other	20	20	21	33	4	5	5	7	(77)%	(77)%
	1,922	4,026	5,902	7,758	1,783	3,757	5,545	7,372	(5)%	(1)%
Health insurance
United Kingdom1	138	289	383	536	144	302	394	518	(3)%	(3)%
Ireland	36	52	71	99	33	47	65	93	(6)%	(1)%
United Kingdom & Ireland	174	341	454	635	177	349	459	611	(4)%	(3)%
Europe	89	135	179	241	94	138	182	243	1%	6%
Asia2	35	47	69	86	29	45	61	74	(13)%	(5)%
	298	523	702	962	300	532	702	928	(3)%	(1)%
Total	2,220	4,549	6,604	8,720	2,083	4,289	6,247	8,300	(5)%	(1)%

1.   These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business (see note F1 - MCEV basis of preparation for further details). 1Q13 NWP of £138 million, 2Q13 YTD NWP of £289 million,
      3Q13 YTD NWP of £383 million, 4Q13 YTD NWP of £536 million, 1Q14 NWP of £144 million, 2Q14 YTD NWP of £302 million, 3Q14 YTD NWP of £394 million and 4Q14 YTD NWP of £518 million are respectively equivalent to £138 million, £278 million, £405 million, £505 million, £158 million, £368 million, £497 million and £542 million on a PVNBP basis.

2.   Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business (see note F1 - MCEV basis of preparation for further details). For Singapore long term health business, 3Q13
      YTD NWP of £5 million, 4Q13 YTD NWP of £11 million, 1Q14 NWP of £5 million, 2Q14 YTD NWP of £9 million, 3Q14 YTD NWP of £15 million and 4Q14 YTD NWP of £22 million are respectively equivalent to £47 million, £97 million, £37 million, £87 million, £130 million and £183 million on a PVNBP basis.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

E12 - Trend analysis of general insurance and health net written premiums - discrete
									Growth3 on 4Q13
	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	Sterling %	Constant currency %
General insurance
United Kingdom	923	1,040	941	919	845	991	906	921	-	-
Ireland	71	75	69	63	65	71	69	67	6%	11%
United Kingdom & Ireland	994	1,115	1,010	982	910	1,062	975	988	-	1%
Europe	435	329	269	327	440	307	252	314	(4)%	1%
Canada	470	656	592	532	426	600	558	520	(2)%	4%
Asia	3	4	4	3	3	4	3	3	(6)%	(3)%
Other	20	-	1	12	4	1	-	2	(83)%	(83)%
	1,922	2,104	1,876	1,856	1,783	1,974	1,788	1,827	(2)%	1%
Health insurance
United Kingdom1	138	151	94	153	144	158	92	124	(18)%	(18)%
Ireland	36	16	19	28	33	14	18	28	4%	10%
United Kingdom & Ireland	174	167	113	181	177	172	110	152	(15)%	(14)%
Europe	89	46	44	62	94	44	44	61	(2)%	3%
Asia2	35	12	22	17	29	16	16	13	(15)%	(17)%
	298	225	179	260	300	232	170	226	(12)%	(10)%
Total	2,220	2,329	2,055	2,116	2,083	2,206	1,958	2,053	(3)%	-

1.   These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business (see note F1 - MCEV basis of preparation for further details). 1Q13 NWP of £138 million, 2Q13 NWP of £151 million, 3Q13
      NWP of £94 million, 4Q13 NWP of £153 million, 1Q14 NWP of £144 million, 2Q14 NWP of  £158 million, 3Q14 NWP of £92 million and 4Q14 NWP of £124 million are respectively equivalent to £138 million, £140 million, £127 million,
      £100 million, £158 million, £210 million, £129 million and £45 million on a PVNBP basis.

2.   Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business (see note F1 - MCEV basis of preparation for further details). For Singapore long term health business, 3Q13
      NWP of £5 million, 4Q13 NWP of £6 million, 1Q14 NWP of £5 million, 2Q14 NWP of £4 million, 3Q14 NWP of £6 million and 4Q14 NWP of £7 million are respectively equivalent to £47 million, £50 million, £37 million, £50 million, £43 million and £53 million on a PVNBP basis.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

End Part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary